February 1, 2006

Mr. John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

450 5th Sr., N.W.

Washington, D.C. 20549

Also by Fax: (202) 772-9208

Dear Mr. Nolan:

I am writing in response to your letter dated January 25, 2006, to OptimumBank Holdings, Inc. (the “Company”).

Form 10-KSB, filed March 31, 2005; Lending Activities:

In regard to the Form 10-KSB, filed March 31, 2005,  you asked us to tell our accounting policy as it relates to the recognition of prepayment fees.  Prepayment fees are taken into income at the time the loan is paid off.   You asked us to disclose what constitutes a loan being repaid.  A loan repayment constitutes the borrower paying off the loan with funds from a source other than our Bank.  We do not provide replacement funding.  Since we do not provide replacement funding, the second bullet point is not relevant.

Form 8-K, filed January 5, 2006:

In regard to the Form 8-K, you asked us to tell you how we were able to determine that as a result of SFAS 123(R), we will only be required to reflect this stock compensation cost in the footnotes of our financial statements for the year ending December 31, 2005.  Since the Company currently accounts for its stock options and warrants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, it will report compensation expense related to the affected options and warrants for disclosure purposes only in its fourth quarter 2005 financial statements in accordance with Financial Accounting Standards Board Statement No. 123 (Accounting for Stock-Based Compensation.  We noted that there was a typographical error on the last sentence of Item 1.01 on the Form 8-K.  Since SFAS 123(R) was not in effect for 2005, the 8-K should have stated that the Company accounted for the option acceleration as stated above.  This Form will be amended next week and mailed to you along with a hard copy of this letter.

You asked us to tell you how we determined that the modification of these awards would not result in any compensation cost.  The Company determined this based on a review of FIN44, paragraphs 36 and 126, which state: A modification to accelerate the vesting of a fixed award

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effectively results in the renewal of that award if, after the modification, an employee is able to exercise (vest in) an award that, under the original terms, would have expired unexercisable (unvested). A modification may provide for an acceleration of vesting if certain specified future  events occur. The modification effectively results in a renewal of the award if the event occurs, vesting accelerates, and the employee is able to exercise (vest in) an award that otherwise would have expired unexercisable (unvested) pursuant to the award's original terms. [FIN44, ¶36] However, if an employee continues to provide service and would have vested in the award under its original vesting provisions, the modification does not cause an effective renewal of the award and, accordingly, any incremental compensation cost measured as of the modification date should not be recognized. [FIN44, ¶126].

Regarding the points mentioned at the end of the letter:

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

We understand that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact me at (954) 776-2332 ext. 103, or by fax at (954) 776-2281.

Sincerely,

/s/ ALBERT J. FINCH
Albert J. Finch
Chairman of the Board